Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated April  6, 2009 and the Prospectus Supplement dated April 6, 2009 — No. 293

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $5,556,000 15-Year, Non-Call 1-Year, Callable Quarterly Thereafter CMS Spread Note due 2025

The notes will mature on the stated maturity date (February 25, 2025, subject to adjustment), subject to our right to early redemption of the notes, as described below. On the stated maturity date, we will pay you an amount in cash equal to the face amount of your notes. The notes will pay interest quarterly, beginning on May 25, 2010 (subject to adjustment). For each of the first four interest periods beginning on the original issue date, the interest payment rate will be 11.00% per annum. For each interest period thereafter, the interest payment rate will be based on the product of 4.5 multiplied by an amount equal to the CMS spread minus 0.25%. The CMS spread will be calculated by subtracting the 2-year CMS rate from the 30-year CMS rate on the relevant interest determination date (which will be the second rate business day (defined herein) prior to the beginning of the respective interest period, subject to adjustment). The CMS rate for a given day is the U.S. dollar interest rate swap rate on such day.

For each quarterly interest period after the fourth interest period, we will then calculate the interest payment rate for such interest period as follows:

•	if the (CMS spread minus 0.25%) multiplied by 4.5 is greater than or equal to 15%, then the interest payment rate per annum will be the maximum interest rate of 15%;

•	if the (CMS spread minus 0.25%) multiplied by 4.5 is less than 15% but greater than 0%, then the interest payment rate per annum will be the (CMS spread minus 0.25%) multiplied by 4.5; or

•	if the (CMS spread minus 0.25%) is equal to or less than 0%, then the interest payment rate per annum will be 0%.

After the first four interest periods, if the 2-year CMS rate is equal to or greater than the difference of the 30-year CMS rate minus 0.25% on any relevant interest determination date (i.e., the CMS spread is less than or equal to 0.25%), you will receive no interest on your notes for such interest period, even if the CMS spread on subsequent days is greater than 0.25%. Furthermore, after the first four interest periods, the interest payment will be subject to a cap of 15%.

We have the right to redeem your notes, in whole but not in part, at 100% of their face amount plus any accrued and unpaid interest, on each interest payment date, beginning with the fourth interest payment date (February 25, 2011, subject to adjustment) upon five business days’ prior notice.

Original issue date: February 25, 2010

Underwriting discount: 4.299% of the face amount

Original issue price: 100% of the face amount

Net proceeds to issuer: 95.701% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement but prior to the settlement date, at the same issue price, underwriting discount and net proceeds as set forth above.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-8 as well as the “Additional Risk Factors Specific to Your Notes” on page S-4.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through February 22, 2011. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-4 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated February 22, 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-8. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009 as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000; $5,556,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Principal payment amount at maturity: on the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the $1,000 face amount

Stated maturity date: February 25, 2025, subject to adjustment as described elsewhere in this prospectus supplement and subject to our early redemption right

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes: no

Form of notes: global form only

Early redemption: we have the right to redeem your notes, in whole but not in part, at a price equal to 100% of the face amount plus accrued and unpaid interest, on each interest payment date beginning with the fourth scheduled interest payment date (February 25, 2011, subject to adjustment), subject to five business days’ prior notice

Interest payment rate:

•	for the first four interest periods: 11.00% per annum;

•

for each interest period thereafter, subject to our early redemption right, the interest payment rate will be based upon the CMS spread on the relevant interest determination date for such interest period and will be a rate equal to:

•	if the (CMS spread minus 0.25%) multiplied by 4.5 is greater than or equal to the maximum interest rate: the maximum interest rate;

•	if the (CMS spread minus 0.25%) multiplied by 4.5 is less than the maximum interest rate but greater than 0%: the (CMS spread minus 0.25%) multiplied by 4.5; and

•	if the (CMS spread minus 0.25%) is equal to or less than 0%: 0%

Maximum interest rate: 15.00% per annum

CMS spread: on any interest determination date, the difference of the 30-year CMS rate minus the 2-year CMS rate.

30-year CMS rate: for any interest determination date, the 30-year U.S. dollar interest rate swap rate (as described on page S-9) on such day, subject to adjustment as described elsewhere in this prospectus supplement

2-year CMS rate: for any interest determination date, the 2-year U.S. dollar interest rate swap rate (as described on page S-9) on such day, subject to adjustment as described elsewhere in this prospectus supplement

Day count fraction: 30/360

Business day convention: following unadjusted

Regular record dates: the business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Business day: as described on page S-11

Rate business day: any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly known as The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Trade date: February 22, 2010

Original issue date (settlement date): February 25, 2010

Interest payment dates: interest will be payable quarterly on February 25, May 25, August 25 and November 25 of each year, as long as the notes are still outstanding (subject to adjustment) beginning on May 25, 2010, up to and including the stated maturity date

Interest determination dates: for each interest period, the day which is two rate business days prior to the beginning of such interest period

Interest period: the period from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period)

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UGH8

ISIN no.: US38143UGH86

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through February 22, 2011. After February 22, 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

If the CMS Spread Is Less than or Equal to 0.25% on the Relevant Interest Determination Date for Any Interest Period, No Interest Will Be Paid for that Interest Period

Because of the formula used to calculate the interest payment rate applicable to your notes, in the event the 2-year CMS rate is equal to or greater than the difference of the 30-year CMS rate on the relevant interest determination date for any interest period minus 0.25% (i.e., the CMS spread is less than or equal to 0.25%), no interest will be paid for such interest period, even if the CMS spread on subsequent days is greater than 0.25%. Therefore, if the 30-year CMS rate is less than 0.25% above the 2-year CMS rate for a prolonged period of time over the life of your notes after the first four interest periods, you will receive no interest during such period. In such case, even if you receive some interest payments on some or all of the interest payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Assuming circumstances where no interest payment is to be made on your notes over the life of your notes, the present value of your notes as of the original issue date will equal the present value of a zero coupon bond with the same maturity and face amount issued by us, in each case discounted using current interest rates and credit spreads based on the discount method used by Goldman, Sachs & Co., which may be different from the methods used by others. On the original issue date such present value is expected to be approximately 45.961% of the face amount of your notes (you should not base any tax characterization of your notes on such present value).

The Amount of Interest Payable On The Notes In Any Quarter Is Capped

After the first four interest periods, the interest payment rate will be subject to the maximum interest rate of 15.00% per annum which will limit the amount of interest you may receive on each interest payment date. Because of the formula used to calculate the interest payment rate on your notes, if the (CMS spread minus 0.25%) multiplied by 4.5 is greater than or equal to 15.00% per annum, the interest rate for that quarter will be capped at 15.00% per annum (equal to a maximum quarterly interest payment of $37.50 for each $1,000 face amount of notes). Thus, you will not benefit from any increases in the CMS spread above approximately 3.583%. Furthermore, since the interest payment rate is determined quarterly, if the interest payment rate for at least one interest period during any year is less than 15.00% per annum, your actual return for such year will be less than 15.00% per annum, even if the interest rate is 15.00% per annum for the remaining interest periods during such year. Thus, the notes may provide less interest income than an investment in a similar instrument.

The Historical Levels of the CMS Spread Are Not an Indication of the Future Levels of the CMS Spread

In the past, the level of the CMS spread has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CMS spread are not necessarily indicative of future levels. Any historical upward or downward trend in the CMS spread is not an indication that the CMS spread is more or less likely to increase or decrease at any time during the life of your notes, and you should not take the historical levels of the CMS spread as an indication of its future performance.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the 30-year CMS rate and the 2-year CMS rate;

•	the volatility — i.e., the frequency and magnitude of changes in the level of the CMS spread;

•	economic, financial, regulatory, political, military and other events that affect CMS rates generally;

•	interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the CMS spread based on its historical performance. The actual performance of the CMS spread over the life of the offered notes, as well as the interest payable on each interest payment date, may bear little or no relation to the hypothetical levels of the CMS spread or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the CMS Spread Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the CMS spread. Changes in the CMS spread may not result in a comparable change in the market value of your notes. Even if the CMS spread is greater than 0.25% during some portion of the life of the offered notes, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage or have engaged in trading activities related to the CMS spread that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the CMS spread or any other factor that may affect the amount of interest that may be paid on any interest payment date, could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the CMS spread on any interest determination date in certain circumstances, which we will use to determine the amount, if any, we will pay on any applicable interest payment date after the first four interest payment dates. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

We Are Able to Redeem Your Notes at Our Option

On any interest payment date from and including the fourth scheduled interest payment date, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity, and therefore the term of your notes could be anywhere between one and fifteen years.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Notes Should Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive and negative adjustments based on the actual interest payments for the taxable year. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•	U.S. dollars (“$”).

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, although only at the same issue price, underwriting discount and net proceeds as set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Payment of Principal on Stated Maturity Date

With respect to the offered notes that have not been redeemed, on the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes.

Stated maturity date

The stated maturity date is February 25, 2025, unless that day is not a business day, in which case the stated maturity date will instead occur on the next following business day.

Interest Payments

During the first four interest periods, the interest payment rate on the notes will be 11.00% per annum. For each interest period thereafter, the interest payment rate will be based upon the CMS spread on the relevant interest determination date for such interest period and will be a rate equal to:

•	if the (CMS spread minus 0.25%) multiplied by 4.5 is greater than or equal to the maximum interest rate, the maximum interest rate;

•	if the (CMS spread minus 0.25%) multiplied by 4.5 is less than the maximum interest rate but greater than 0%, the (CMS spread minus 0.25%) multiplied by 4.5;

•	if the (CMS spread minus 0.25%) is equal to or less than 0%, 0%.

The maximum interest rate is 15.00% per annum. Based on the formula used to calculate the interest payment rate on your notes, you will therefore not benefit from any increases in the CMS spread above approximately 3.583%. Furthermore, if the CMS spread on the relevant interest determination date for any interest period after the first four interest periods is 0.25% or less, no interest will be paid for such interest period.

The calculation agent will calculate the amount of interest payable on each interest payment date for the applicable interest period in the following manner. For each $1,000 face amount of your notes and for each interest period, the calculation agent will calculate the amount of interest to be paid by calculating the product of (i) the $1,000 face amount times (ii) the interest payment rate times (iii) 90/360.

Interest will be paid on your notes on each quarterly interest payment date, (which shall be February 25, May 25, August 25, and November 25 of each year, as long as the notes are outstanding, subject to adjustment), beginning on May 25, 2010. If an interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the next day that is a business day. If the stated maturity date does not occur on the originally scheduled day, the interest payment date scheduled to occur on that originally scheduled day will instead occur on the postponed stated maturity date. However, interest on your notes will accrue only up to but excluding the originally scheduled stated maturity date.

CMS Rate

In this prospectus supplement, when we refer to the CMS rate, we mean the rate, on the applicable interest determination date, appearing on Reuters page ISDAFIX1 (or any successor or replacement page) under the heading for 30-year or 2-year index maturity, as the case may be, for rates as of 11:00 a.m., New York time. If the CMS rate cannot be determined in this manner, the following procedures will apply for your notes.

•

If the rate described above does not appear on Reuters page ISDAFIX1 under the heading for 30 years or 2 years, as the case may be, at approximately 11:00 a.m., or shortly thereafter, New York time on any interest determination date, unless the calculation is made earlier and the rate is available from that source at that time, then the CMS rate will be determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers in the New York interbank market at approximately 11:00 a.m., New York time, on such interest determination date. For this purpose, the semi-annual swap rate means the arithmetic mean of the bid and offer rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to thirty years or two years, as the case may be, commencing on such calendar day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with an index maturity of three months, as such rate may be determined in accordance with the provisions set forth under “Description of Notes We May Offer — Interest Rates — LIBOR Notes” in the accompanying prospectus. The calculation agent will select the five swap dealers in its sole discretion and will request the principal New York office of each of those dealers to provide a quotation of its rate.

•

If at least three quotations are provided, the CMS rate for such interest determination date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

•	If fewer than three quotations are provided, the calculation agent will determine the CMS rate in its sole discretion.

CMS Spread

In this prospectus supplement, when we refer to the CMS spread, we mean, for any interest determination date, the difference of the 30-year CMS rate minus the 2-year CMS rate.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each of your notes as the outstanding principal amount of that note. Although the terms of your notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in principal amount of all of such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority in principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity or upon redemption will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the CMS spread, the 30-year CMS rate, the 2-year CMS rate, the interest determination dates, the regular record dates, the interest payable, if any, on each interest payment date, rate business days, business days, postponement of the stated maturity date, the default amount and the amount payable on your notes at maturity or redemption, as applicable. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Our Early Redemption Right

We may redeem your notes, at our option, in whole but not in part on any interest payment date, beginning with the fourth scheduled interest payment date, for cash equal to 100% of the face amount plus any accrued and unpaid interest to, but excluding, the redemption date.

If we choose to exercise our redemption right described in this prospectus supplement, we will notify the holder of your notes and the trustee by giving five business days’ prior notice. The day we give the notice, which will be a business day, will be the redemption notice date and the immediately following interest payment date, which we will state in the redemption notice, will be the redemption date. We will not give a redemption notice that results in a redemption date later than the stated maturity date.

If we give the holder a redemption notice, we will redeem the entire outstanding face amount of your notes as follows. On the redemption date, we will pay 100% of the outstanding face amount in cash, together with any accrued and unpaid interest to, but excluding, the redemption date, in the manner described under “Manner of Payment” above.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York Business Day as defined in the accompanying prospectus.

Rate Business Day

When we refer to a rate business day with respect to your notes, we mean any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly known as The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered or expect to enter into hedging transactions involving purchases of instruments linked to CMS rates. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to CMS rates. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to CMS rates, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the CMS spread.

HISTORICAL CMS SPREADS AND HYPOTHETICAL EXAMPLES

The graph set forth below illustrates the historical CMS spreads from January 1, 1995 through February 22, 2010. We obtained the CMS spreads shown in the graph from Reuters, without independent verification.

The historical CMS spreads reflected in the graph set forth below are based on actual CMS rate movements during the time period. We cannot assure you, however, that this performance will be replicated in the future or that the historical CMS spreads will serve as a reliable indicator of future performance. The CMS spread has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the CMS spread during the period shown below is not an indication that the CMS spread is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical CMS spreads provided below as an indication of the future CMS spreads. We cannot give you any assurance that the future CMS spreads will result in you receiving interest payments greater than the interest payments you would have received if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the CMS spread. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could receive interest payments less than the interest payments you would have received if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Hypothetical Examples

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate how the hypothetical interest payment rates and the hypothetical interest payments would be calculated for every $1,000 principal amount of notes after the first four interest payments. The actual interest payment will depend on the actual level of the CMS spread on each interest determination date. The applicable interest payment rate for each interest period will be determined quarterly on a per annum basis but will apply only to that interest period. In addition, whether or not you would receive interest at the hypothetical interest payment rate below would depend on whether or not we determine to exercise our early redemption right prior to the interest period in which such interest payment rates would be applicable. These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the CMS spread. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical 30 Year CMS Rate	Hypothetical 2 Year CMS Rate	30 Year CMS Rate Less 2 Year CMS Rate	Hypothetical CMS Spread Minus 0.25%	Hypothetical Interest Payment Rate (Per Annum)	Hypothetical Quarterly Interest Payment
0.00%	8.00%	-8.00%	-8.25%	0.00%	$0.00
3.00%	5.00%	-2.00%	-2.25%	0.00%	$0.00
5.00%	5.00%	0.00%	-0.25%	0.00%	$0.00
5.00%	4.50%	0.50%	0.25%	1.125%	$2.81
7.00%	6.00%	1.00%	0.75%	3.375%	$8.44
7.00%	4.50%	2.50%	2.25%	10.125%	$25.31
10.00%	3.00%	7.00%	6.75%	15.00%	$37.50

The following examples illustrate how the interest payment rates set forth in the table above are calculated.

Example 1: Based on a hypothetical 30 year CMS rate of 3.00% and a hypothetical 2 year CMS rate of 5.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the CMS spread and subtract 0.25%

The CMS spread is calculated as the difference between the hypothetical 30 year CMS rate of 3.00% and the hypothetical 2 year CMS rate of 5.00%:

CMS spread = -2.00%

0.25% is then subtracted from the CMS spread.

-2.00 - 0.25% = -2.25%

Step 2: Calculate the interest payment rate (per annum)

Because the CMS spread minus 0.25% equals -2.25%, the interest payment rate for the relevant interest payment date shall be zero.

Step 3: Calculate the quarterly interest payment for the relevant interest period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount multiplied by (ii) the interest payment rate multiplied by (iii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period is zero because the CMS spread minus 0.25% is less than 0.00%.

Example 2: Based on a hypothetical 30 year CMS rate of 7.00% and a hypothetical 2 year CMS rate of 6.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the CMS spread and subtract 0.25%

The CMS spread is calculated as the difference between the hypothetical 30 year CMS rate of 7.00% and the hypothetical 2 year CMS rate of 6.00%:

7.00% - 6.00% = 1.00%

0.25% is then subtracted from the CMS spread.

1.00% - 0.25% = 0.75%

Step 2: Calculate the interest payment rate (per annum)

The per annum interest payment rate for the relevant interest period equals 0.75% times 4.5, subject to the maximum interest rate of 15.00% per annum and shall be no less than zero. Given that 0.75% multiplied by 4.5 equals 3.375% which is more than zero and less than 15.00%, the interest payment rate for the relevant interest payment date shall be 3.375%.

Step 3: Calculate the quarterly interest payment for the relevant interest period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount multiplied by (ii) the interest payment rate multiplied by (iii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest payment rate of 3.375% is approximately $8.44 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 3.375% x 90/360 = approximately $8.44

Example 3: Based on a hypothetical 30 year CMS rate of 10.00% and a hypothetical 2 year CMS rate of 3.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the CMS spread and subtract 0.25%

The CMS spread is calculated as the difference between the hypothetical 30 year CMS rate of 10.00% and the hypothetical 2 year CMS rate of 3.00%:

10.00% - 3.00% = 7.00%

0.25% is then subtracted from the CMS spread.

7.00% - 0.25% = 6.75%

Step 2: Calculate the interest payment rate (per annum)

The per annum interest payment rate for the relevant interest period equals 6.75% times 4.5, subject to the maximum interest rate of 15.00% per annum and shall be no less than zero. Given that 6.75% multiplied by 4.5 equals 30.375% which is greater than 15.00%, the interest payment rate for the relevant interest payment date shall be 15.00% (that is, shall be set equal to the maximum interest rate).

Step 3: Calculate the quarterly interest payment for the relevant interest period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount multiplied by (ii) the interest payment rate multiplied by (iii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest payment rate of 15.00% is $37.50 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 15.00% x 90/360 = $37.50

The payment amounts shown above are entirely hypothetical; they are based on hypothetical interest payment rates that may not be achieved on any interest determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read

“Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That are Unpredictable and Interrelated in Complex Ways” on page S-5.

We cannot predict the actual CMS spread on any interest determination date or the market value of your notes, nor can we predict the relationship between the CMS spread and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each interest payment date and the rate of return on the offered notes will depend on the actual CMS spread for each interest period after the first four interest periods, determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical example is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, on each interest payment date may be very different from the information reflected in the example above.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The notes should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Except as otherwise noted below under “Alternative Treatment of the Offered Notes”, the discussion below assumes that the notes will be treated as such. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date.

We have determined that the comparable yield for the notes is equal to 5.95% per annum, compounded semiannually.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1000 note) as of End of Accrual Period
February 25, 2010 through December 31, 2010	$49.63	$49.63
January 1, 2011 through December 31, 2011	$56.59	$106.22
January 1, 2012 through December 31, 2012	$56.60	$162.82
January 1, 2013 through December 31, 2013	$56.76	$219.58
January 1, 2014 through December 31, 2014	$56.92	$276.50
January 1, 2015 through December 31, 2015	$57.11	$333.61
January 1, 2016 through December 31, 2016	$57.29	$390.90
January 1, 2017 through December 31, 2017	$57.49	$448.39
January 1, 2018 through December 31, 2018	$57.70	$506.09
January 1, 2019 through December 31, 2019	$57.92	$564.01
January 1, 2020 through December 31, 2020	$58.17	$622.18
January 1, 2021 through December 31, 2021	$58.40	$680.58
January 1, 2022 through December 31, 2022	$58.67	$739.25
January 1, 2023 through December 31, 2023	$58.96	$798.21
January 1, 2024 through December 31, 2024	$59.27	$857.48
January 1, 2025 through February 25, 2025	$9.08	$866.56

In addition, we have determined the projected payments for your notes are as follows:

Taxable Year:	Payment on February 25	Payment on May 25	Payment on August 25	Payment on November 25
2010	N/A	$27.50	$27.50	$27.50
2011	$27.50	$13.51	$13.51	$13.51
2012	$13.51	$13.51	$13.51	$13.51
2013	$13.51	$13.51	$13.51	$13.51
2014	$13.51	$13.51	$13.51	$13.51
2015	$13.51	$13.51	$13.51	$13.51
2016	$13.51	$13.51	$13.51	$13.51
2017	$13.51	$13.51	$13.51	$13.51
2018	$13.51	$13.51	$13.51	$13.51
2019	$13.51	$13.51	$13.51	$13.51
2020	$13.51	$13.51	$13.51	$13.51
2021	$13.51	$13.51	$13.51	$13.51
2022	$13.51	$13.51	$13.51	$13.51
2023	$13.51	$13.51	$13.51	$13.51
2024	$13.51	$13.51	$13.51	$13.51
2025	$1013.51	N/A	N/A	N/A

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes. amount realized on a sale, exchange, redemption or repurchase of the notes.

If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payment for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, redemption or repurchase of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

As a result of the rules described above, because the projected payments for the first year of the term of the note will exceed the amount that you will be required to accrue in income in such year based on the comparable yield for the note, the amount of income that you will accrue in income in such year will be less than the stated interest that you are scheduled to receive in such year. Similarly, because the projected payments for the subsequent years will generally be less than the amount that you will be required to accrue in income based on the comparable yield for the note, the amount of income that you will include in income in such years (after taking into account any positive or negative adjustments) will generally exceed the actual interest payments that you will receive in such years. This accordingly may result in adverse tax consequences to a holder that purchases the notes after the first year of the term of the note. Please consult your own tax advisor regarding such adverse tax consequences.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, decreased by the amount of the fixed interest payments and the projected payments that were previously projected to be made with respect to your notes. The original issue price of your notes is equal to the amount paid for the notes at the original issuance.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield for your notes), decreased by the amount of the fixed interest payments and the amount of the projected payments that you were projected to receive with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes. Under the foregoing rules, because the fixed interest payments for the first year will exceed the amount that will be deemed to accrue using the comparable yield, the adjusted issue price and your adjusted basis in the notes will be decreased by the excess of such fixed payments over such accrual. Similarly, in subsequent years, the adjusted issue price and your adjusted basis in the notes will increase by the excess of the amount deemed to be accrued using the comparable yield table over the projected payment in such years.

Any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

Alternative Treatment of the Offered Notes

It is possible that the notes could be treated as variable rate debt instruments. Under this characterization, you will be subject to tax on interest payments, if any, as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss. Please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus for a detailed description of the tax consequences of owning a variable rate debt instrument.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 3.749% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on February 25, 2010, which is the third scheduled business day following the date of this prospectus supplement and of the pricing of the notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which

Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Additional Risk Factors Specific to Your Notes	S-4
Specific Terms of Your Notes	S-8
Use of Proceeds and Hedging	S-13
Historical CMS Spreads and Hypothetical Examples	S-14
Supplemental Discussion of Federal Income Tax Consequences	S-19
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Conflicts of Interest	S-26

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$5,556,000

The Goldman Sachs Group, Inc.

15-Year, Non-Call 1-Year, Callable Quarterly Thereafter CMS Spread Note due 2025

Medium-Term Notes, Series D

Goldman, Sachs & Co.